February 4, 2020

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015

       Re: Pacific Ventures Group, Inc.
           Amended Form 10-K for the Year Ended December 31, 2018
           File No. 000-54584

Dear Ms. Masjedi:

        We have reviewed your January 24, 2020 response to our comment letter and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 23, 2019 letter.

Amended Form 10-K for the Year Ended December 31, 2018

2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

1. In response to prior comment 3, you state that you have adopted ASC 606 and will include the adoption in your discussion of critical accounting policies in the amended 10-K.
      However, you continue to state on page F-7 of the amendment that sales revenues are generally recognized in accordance with SAB 104. In addition, there does not appear to be any discussion of your adoption of ASC 606 in the amended filing. Please revise or advise.
 Shannon Masjedi
FirstName LastNameShannon Masjedi
Pacific Ventures Group, Inc.
Comapany NamePacific Ventures Group, Inc.
February 4, 2020
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February 4, 2020 Page 2
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing